920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

July 15, 2014
VIA EDGAR
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Rule 477 Request by Starboard Investment Trust (File Nos. 333-159484 and 811-22298) to withdraw the amendment to the Registration Statement filed on Form N-1A with respect to the CV Asset Allocation Fund
Ladies and Gentlemen,
On behalf of our client, Starboard Investment Trust (the "Trust"), we request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Post Effective Amendment No.173 filed under rule 486 on July 15, 2014, edgar accession number 0001508033-14-000169.  The Trust is requesting to withdrawal the admentment as it was an inadvertent filing.
If you have any questions concerning the foregoing, please contact the undersigned at 202.654.4614.
Yours truly,

/s/ Terrence O. Davis
Terrence O. Davis

cc:	Kimberly Browning Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549